UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2026

Commission file number: 001-41482

Nexera Technologies Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Interim Financial Statements; Management’s Discussion and Analysis of Fort Technology Inc.

This Report of Foreign Private Issuer on Form 6-K (“Form 6-K”) is being furnished by Nexera Technologies Ltd (the “Company”) to the Securities and Exchange Commission (the “SEC”) for the purpose of furnishing the following documents, each of which was made available by Fort Technology Inc. (“Fort Technology”) (TSXV:FORT, Nasdaq: FRTT), the Company’s majority owned subsidiary, on SEDAR+ at www.sedarplus.ca and on the SEC’s EDGAR system at www.sec.gov on August 13, 2026: (i) unaudited interim consolidated financial statements of Fort Technology for the six months ended June 30, 2026, attached as Exhibit 99.1 hereto; and (ii) Fort Technology’s management’s discussion and analysis for the six months ended June 30, 2026, attached as Exhibit 99.2 hereto.

Press Releases

On August 12, 2026, the Company issued a press release titled “Nexera Technologies: Subsidiary Fort Technology Signs Agreements to Acquire Majority Stake in Logia USA - Fuel Integrity Solutions for Data Centers Company”, a copy of which is furnished as Exhibit 99.3 to this Report of Foreign Private Issuer on Form 6-K.

Adjustments to Exercise Price

The Company hereby updates that pursuant to Section 2(a) of the Series A Warrants issued on January 29, 2024 (the “Series A Warrants”), Section 2(a) of the warrants issued on June 9, 2026, in the Company’s private placement (the “June 2026 PIPE Warrants”), and Section 2(a) of the warrant issued on June 18, 2026, in connection with a convertible promissory note (the “June 2026 Note Warrant”), effective as of August 13, 2026, the exercise price per each whole Ordinary Share issuable upon exercise of the outstanding Series A Warrants, the June 2026 PIPE Warrants and the June 2026 Note Warrant was adjusted to $2.398704 (subject to any further adjustment as provided therein). No other changes, adjustments or modifications were made to the Series A Warrants, June 2026 PIPE Warrants or the June 2026 Note Warrant.

Incorporation by Reference

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030, File No. 333-287341, File No. 333-293607, File No. 333-295999 and File No. 333-296968) and Registration Statements on Form S-8 (File No. 333-269119, File No. 333-280459, File No. 333-291322 and File No. 333-295195), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Unaudited Interim Consolidated Financial Statements of Fort Technology Inc. for the six months ended June 30, 2026.
99.2	Management’s Discussion and Analysis of Fort Technology Inc. for the six months ended June 30, 2026.
99.3	Press Release issued by Nexera Technologies Ltd, dated August 12, 2026, titled “Nexera Technologies: Subsidiary Fort Technology Signs Agreements to Acquire Majority Stake in Logia USA - Fuel Integrity Solutions for Data Centers Company”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexera Technologies Ltd

Date: August 14, 2026	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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